**Morningstar Investment Services LLC**

Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-53593 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Morningstar Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 W Washington Street
(No. and Street)

| Chicago | IL | 60602 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Angela Larson | 312-696-6311 | angela.larson@morningstar.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 200 East Randolph Street | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jonathan Linstra, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Morningstar Investment Services LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TAHELE OTIS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 12, 2024

Signature:

Title:
President

Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Morningstar Investment Services LLC**

Statement of Financial Condition

December 31, 2022

**Table of Contents**

| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3 |



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

## Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Morningstar Investment Services LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2011.

Chicago, Illinois
February 24, 2023

**Morningstar Investment Services LLC**
**Statement of Financial Condition**
**December 31, 2022**

| Assets | | |
|---|---|---:|
| Cash | $ | 19,800,260 |
| Fees receivable | | 3,188,487 |
| Other assets | | 261,302 |
| Total assets | $ | 23,250,049 |

| Liabilities and Shareholder's Equity | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 2,898,854 |
| Due to Parent | | 1,768,484 |
| Due to Ultimate Parent | | 1,551,790 |
| Total liabilities | $ | 6,219,128 |
| | | |
| Shareholder's equity: | | |
| Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued | | 1 |
| Additional paid-in capital | | 24,141,450 |
| Retained deficit | | (7,110,530) |
| Total shareholder's equity | $ | 17,030,921 |
| Total liabilities and shareholder's equity | $ | 23,250,049 |

See accompanying notes to Statement of Financial Condition.

**Morningstar Investment Services LLC**
**Notes to Statement of Financial Condition**
**December 31, 2022**

## 1. General

### a. *Organization*

The accompanying financial statements include the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, the Ultimate Parent) are affiliates of the Company.

Effective December 31, 2015, the Ultimate Parent merged together two wholly owned, registered investment adviser subsidiaries, Morningstar Associates, LLC and Ibbotson Associates, Inc., and renamed the surviving entity, Morningstar Investment Management LLC ("MIM", Parent). In conjunction with and simultaneous to this merger, the Parent elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM (Parent) in the form of a capital contribution

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company engages in investment advisory services including portfolio management services for financial advisors and intermediaries. In addition, the Company receives shareholder servicing fees in connection with its investment advisory services. The Company does not engage in any other business activities. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, which is the Parent. The Parent currently has no plans to terminate the Company's limited liability company agreement.

## 2. Summary of Significant Accounting Policies

### a. *Basis of Presentation and Management's Use of Estimates*

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). As U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### b. *Cash*

The Company has a cash balance of $19,800,260 as of December 31, 2022. The Company holds its cash with federally insured institutions. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

### c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties and are recorded at their net realizable value. We maintain an allowance for credit losses based on our estimate of the probable losses of fees receivable. We did not record an allowance for credit losses as of December 31, 2022.

As of December 31, 2022, the Company had $3,188,487 of fees receivable. The Company has not realized any impairment losses on receivables during 2022 or in prior periods.

**d. Due to Ultimate Parent and Due to Parent**

Due to Ultimate Parent and Due to Parent include amounts payable, which relate to intercompany agreements with the Ultimate Parent and Parent, respectively. See Note 5, *Related-Party Transactions*, for additional information about these balances.

**e. Income Taxes**

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements.

**f. Accounting for Sabbatical Leave**

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absences*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2022, the Company had accrued $216,105 for sabbatical earned by eligible employees, which is included in accounts payable and accrued expenses on the statement of financial condition.

## 3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, as defined.

At December 31, 2022, the Company had net capital, as defined, of $13,331,101, which was $12,916,492 greater than the required minimum net capital of $414,609. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.47 to 1.

## 4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2022, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

## 5. Related-Party Transactions

**a. Intercompany Agreements**

The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

*Intercompany Activity with Ultimate Parent*

Intercompany activities between the Company and the Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

**Morningstar Investment Services LLC**
**Notes to Statement of Financial Condition**
**December 31, 2022**

In 2022, the Company remitted monthly payments to the Ultimate Parent for these services. At December 31, 2022, the Company had a payable to the Ultimate Parent in the amount of $1,551,790 with no intercompany receivable balance.

*Intercompany Activity with Parent*

Intercompany activities between the Company and the Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

In 2022, the Company remitted monthly payments to the Parent for these services. At December 31, 2022, the Company had a payable to the Parent in the amount of $1,768,484, with no intercompany receivable balance.

### b. Intercompany Loan - Parent

The Company and the Parent had an intercompany loan agreement. In 2022, the Parent funded the Company $391,191 in cash.

## 6. Contingencies

We are involved from time to time in regulatory examinations and investigations, legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

## 7. Subsequent Events

The Company evaluated its December 31, 2022 financial statements for subsequent events through February 24, 2023, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.